EXHIBIT 23.1

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Depomed, Inc. for the registration of shares of its common stock, preferred stock, debt securities, depository shares and warrants to purchase common stock and units and to the incorporation by reference therein of our reports dated March 17, 2014, with respect to the consolidated financial statements and schedule of Depomed, Inc., and the effectiveness of internal control over financial reporting of Depomed, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California

July 9, 2014